Exhibit 23.2

Consent of Independent Auditors

The Board of Directors of Eagle Rock Energy G&P, LLC and
Unitholders of Eagle Rock Energy Partners, L.P.:

We consent to the incorporation by reference in the registration statements (Nos. 333-185179, 333-181690, 333-174578, and 333-169307) on Form S-3 and in the registration statements (Nos. 333-140088, 333-167082, and 333-178573) on Form S-8 of Regency Energy Partners, L.P. of our report dated March 12, 2014, with respect to the combined balance sheets of the Midstream Assets of Eagle Rock Energy Partners, L.P. as of December 31, 2013 and December 31, 2012, and the related combined statements of operations, members’ equity, and cash flows, for each of the years in the three year period ended December 31, 2013, which report is included herein.

                /s/ KPMG LLP
Houston, Texas
March 14, 2014